UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Mark Dance Appointed COO and CFO of Creo; Judi Hess Named New President for Graphic Arts Division

Vancouver, B.C. Canada (February 4, 2002) -- Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today announced the appointment of Mark Dance to Chief Financial Officer effective April 30, 2002. Mr. Dance retains his position as Chief Operating Officer and will continue to serve as a director of the company. Mr. Dance will replace Michael Graydon who will continue with the company in an advisory role working closely with Mr. Dance to ensure a smooth transition. Mr. Graydon is scaling back his responsibilities in order to pursue a greater balance in his family and work life.

Mr. Dance joined Creo in 1994 and was appointed VP, Product Development in 1995. In 1998, he was appointed Chief Operating Officer of Creo, where he was responsible for operations during a period of strong growth for the company. After Creo acquired the digital prepress assets of Scitex Corporation Ltd., Mr. Dance was appointed President of the graphics arts division, where he led the integration of two strong teams into a coherent global organization.

Prior to his career at Creo, Mr. Dance was a senior project engineer and later, Director of New Product Development for Andronic Devices Ltd., a developer of surgical and medical automation products. Mr. Dance holds a B.A.Sc. in mechanical engineering from the University of British Columbia and has been awarded a variety of U.S. and international technology patents.

Effective immediately, Creo has appointed Judi Hess to fill the position of President, Graphic Arts. Ms. Hess has held the position of Corporate VP, Printing Workflow Solutions since April 2000. She originally joined Creo in 1995 as Program Manager and was appointed Director of Workflow Products in 1998. From 1981-1995, Ms. Hess worked with MacDonald Dettwiler and Associates (MDA), a Canadian high-technology commercial and defense contractor. Ms. Hess holds an Honors Bachelor of Mathematics degree from the University of Waterloo in Waterloo, Canada.

"I'd like to thank Mike who has been instrumental in the integration and the leadership of the worldwide finance team, and we are happy to have his continued support," said Amos Michelson, chief executive officer of Creo. "Mark's leadership and operational expertise are great assets to Creo. In his new role, Mark will direct his efforts toward a tighter integration of our financial systems with the business operations, especially as we roll out our worldwide ERP system. At the same time, I am pleased to see Judi take on the role of President, Graphic Arts. Judi brings keen expertise in business strategy and product development, and I am extremely confident in her ability to contribute to Creo's future success."

"This is a tremendous opportunity," said Mr. Dance. "Creo has all the right elements for success and profitability - strong leadership and culture, superior products and services, and a great team completely dedicated to delivering value to our customers. I look forward to the new challenges at Creo and to what we can accomplish in the future."

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: February 4, 2002

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary